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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes  X   No
         ---     ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                   Item                              Filing/Distribution Date
-----------------------------------------------   ------------------------------
1. Immediate Report filed with the Tel-Aviv
   Stock Exchange                                       February 27, 2003


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                                     ITEM 1

                                                 February 27, 2003

Securities Authority         Tel-Aviv Stock Exchange     Registrar of Companies
3 Kanfei Nesharim Str.       54 Eha'ad Ha'am Str.        POB 767
JERUSALEM                    TEL-AVIV                    JERUSALEM
---------                    --------                    ---------

Dear Sir and Madam,

                              Re: IMMEDIATE REPORT
                                  ----------------

On Wednesday, March 26, 2003 at 10:00 hrs. an Extraordinary General Meeting of the Company Shareholders will be convened in the offices of EIL, Southern Industrial Zone, Acco.

On the Agenda:
--------------

NOMINATION OF MR. ISHAY EREL AS AN EXTERNAL DIRECTOR.

The declaration of the above designated external director is available for perusal, according to para. 241 of the Companies Law -1999, in the company's offices, in Acco - southern industrial zone, during regular business hours.

The shareholders who are entitled to participate and vote on the above Extraordinary Meeting, will be the shareholders registered on March 20, 2003.

If within half hour from the above determined time of Meeting, no quorum shall be present, the meeting shall stand adjourned for half hour to the same place. At such adjourned meeting any number present shall be valid quorum.

                                                 Sincerely yours,
                                                 /s/ Yair Kohavi
                                                 Yair Kohavi, Adv.
                                                 Corporate Secretary

Contact: Adv. Yair Kohavi, Corporate Secretary

                     Tel: 972-4-9851497, Fax: 972-4-9815797

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                          By:          /s/ Yair Kohavi
                                                --------------------------------
                                                      Yair Kohavi, Adv.
                                                     Corporate Secretary


Date: February 27, 2003